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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)

                             (AMENDMENT NO.  3)(1)
                                            ---

                             Martin Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57326K102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

---------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 57326K102                   13G                  PAGE  2  OF  7  PAGES
          ----------                                            ---    ---

   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Roderick V. Schlosser
         ---------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a) [ ]
                                                                                               (b) [ ]
         ---------------------------------------------------------------------------------------------
   3     SEC USE ONLY

         ----------------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
         ----------------------------------------------------------------------------------------------

     NUMBER OF         5     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              23,279.1555 shares(1)
     OWNED BY          --------------------------------------------------------------------------------
       EACH
     REPORTING         6     SHARED VOTING POWER
      PERSON
       WITH                  0 shares(2)
                       --------------------------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             23,279.1555 shares(1)
                       --------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             0 shares(2)
                       --------------------------------------------------------------------------------

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,279.1555 shares(1)(2)
         ----------------------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         ----------------------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         0.27%(3)
         ----------------------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                  IN
         ----------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1. (A)       NAME OF ISSUER: Martin Industries, Inc.

ITEM 1. (B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  301 East Tennessee Street
                  Florence, Alabama 35630

ITEM 2. (A)       NAME OF PERSON FILING: Roderick V. Schlosser

ITEM 2. (B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  301 East Tennessee Street
                  Florence, Alabama 35630

ITEM 2. (C)       CITIZENSHIP: United States of America

ITEM 2. (D)       TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2. (E)       CUSIP NO.: 57326K102

ITEM 3.           Not applicable

ITEM 4.           OWNERSHIP.

         (a)      Amount Beneficially Owned:

                  23,279.1555 shares(1)(2)

         (b)      Percent of Class: 0.27%(3)

         (c)      Number of Shares as to Which Such Person Has:

                  (i)      Sole power to vote or to direct the vote:

                           23,279.1555 shares(1)

                  (ii)     Shared power to vote or to direct the vote:

                           0 shares(2)

                  (iii) Sole power to dispose or to direct the disposition of:

                           23,279.1555 shares(1)


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                  (iv)     Shared power to dispose or to direct the disposition
                           of:

                           0 shares(2)

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable. See Note 2 to Notes to Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable. See Item 6 above.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.


                                Page 4 of 6 pages
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NOTES TO SCHEDULE 13G

(1) Includes 18,000 shares of Common Stock which Mr. Schlosser is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days. Also includes shares of Common Stock acquired through the Issuer's Dividend Reinvestment Plan which allows for the acquisition of fractional share interests.

(2) Prior to January 5, 2001, Mr. Schlosser served as a trustee of the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"), which ESOP held 2,817,348 shares at December 31, 2000. Mr. Schlosser ceased serving as a trustee of the ESOP effective January 5, 2001, and disclaims beneficial ownership of the Common Stock held by the ESOP.

(3) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2000 received from the Issuer on January 24, 2001. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.


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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2001                        /s/ Roderick V. Schlosser
      -------------------               ---------------------------------------
                                                 Roderick V. Schlosser


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